COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

04054081

December 13, 2004

SUPPL

RECEIVED DEC 14 2004 185 PROCESSING SECTION

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed a copy of the English language version of certain press releases, which are already published on Commerzbank's website, and which may be of interest to Commerzbank shareholders. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt

Enclosure

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

1/5

Ad hoc release

For the business editor

August 6, 2003

Commerzbank's interim report as of June 30, 2003
– 366m euros operating profit in 1st half
– turnaround confirmed by further improvement in Q2

In the first half of 2003, the Commerzbank Group achieved an operating profit of 366m euros, 56% stronger than the corresponding year-ago result. The second quarter confirmed the turnaround at the start of the year; at 194m euros, the operating profit was again higher than in the first quarter, climbing by almost 13%. As no more restructuring expenses had to be borne, the consolidated profit improved – despite considerably higher taxes on income – from 3m euros in the first quarter to 70m euros.

While net interest income recovered further and net commission income was barely changed, the bank was able to raise its trading profit again in the second quarter to 278m euros. For prudential reasons, provisioning was increased to 303m euros. The reduction of operating expenses continues to proceed fully according to plan.

In view of these figures, the management board confirm in the interim report that the bank will be back in the black in 2003 as a whole and will be able to lay the foundations for a sustained upward trend.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

Selected income statement items (in million euros):

	1st half 2003	1st half 2002	2nd quarter 2003	1st quarter 2003
Net interest income	1,451	1,734	746	705
Provision for possible loan losses	(555)	(562)	(303)	(252)
Net commission income	1,036	1,129	516	520
Trading profit	509	417	278	231
Net result on investments/ securities portfolio	159	152	54	105
Operating expenses	2,320	2,706	1,141	1,179
Operating profit	366	235	194	172
Regular amortization of goodwill	60	57	30	30
Profit from ordinary activities	306	178	164	142
Restructuring expenses	104	-	-	104
Pre-tax profit	202	178	164	38
Taxes on income	80	58	78	2
Consolidated profit	73	74	70	3

Minus figures appear in parentheses.
The complete interim report is available on the internet at
http://www.commerzbank.de/aktionaere/konzern/index.html.

Press release

For the business editor

August 6, 2003

Not to be published before
August 6, 2003
10 a.m.

Commerzbank's recovery makes progress

The upward trend for Commerzbank that emerged at the start of the year grew stronger during the second quarter, confirming the bank's turnaround. Presenting the half-year results at a press conference, its chairman, Klaus-Peter Mül ler, said that the group achieved an operating profit before the amortization of goodwill of 366m euros in the first half of 2003, 56% more than the corresponding year-ago figure. And in qualitative terms, too, he thought this result was convincing, as it largely stemmed from current business transactions.

Upward trend for earnings – sizeable drop in costs

Mr. Müller was particularly satisfied with net interest income. Due to several extraordinary factors – including, in addition to the deliberate reduction of risk-weighted assets, lower income from equity participations and the weaker US dollar – interest income was just over 16% lower than in the previous year during the first six months. However, there has been an encouraging trend for the better in recent months. In order to maintain this, Commerzbank intends to step up its lending to smaller businesses in particular, selectively and with a distinct earnings orientation.

Provision for possible loan losses was left virtually unchanged at 555m euros. Mr. Müller stressed that the actual need for provisioning was far smaller and that Commerzbank was pursuing a decidedly conservative course. Given favourable conditions, provisioning of one billion euros is feasible for the year as a whole – a figure the bank had already made public.

While net commission income was roughly 8% lower than in the first half of 2002 despite the recent pick-up in private share transactions, a further increase was achieved in proprietary trading. Reaching 509m euros after six months, it was 22% higher than a year previously.

Commerzbank's efforts to cut its cost base continue to be well on target. In the first six months, operating expenses fell more than 14% short of their year-ago level. Mr. Müller stressed that this trend of the past one and a half years will be maintained thanks to the measures launched to cut costs further. The bank will therefore achieve its target of bringing its costs down to under 5bn euros this year.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

Confident for the year as a whole

Altogether, Commerzbank registered a pre-tax profit of 202m euros in the first half of the year – 13.5% higher than a year earlier, and this despite the fact that the restructuring expenses incurred under the second cost-cutting offensive were already booked in the first quarter. The upward trend emerges even more distinctly from a comparison between the second and first quarters; here, the pre-tax profit improved from 38m to 164m euros. After – substantially higher – taxes on income and the profit attributable to minority interests have been deducted, the consolidated profit increased from 3m to 70m euros.

This development made Mr. Müller hopeful, despite such imponderables as economic performance and the financial markets: "We have the worst behind us. At the same time, these figures confirm our confidence that we will be back in the black in operative business in 2003 as a whole and can lay the foundations for a sustained upward trend." In view of the recognizable progress made in terms of earnings performance, he said his bank could now look confidently again into the future and will actively shape it. The bank's sound capital base gives it the financial backing to do so. Both the core capital and overall own funds ratios had improved further at mid-year to 7.7% and 12.9%, respectively. By way of a brief summary, therefore, Mr. Müller said: "Don't be surprised. We're good at coming up with the unexpected!"

Press release

For the business editor

May 30, 2003

Commerzbank's AGM
"We will achieve a turnaround in 2003"

At his bank's AGM in the Frankfurt Festhalle on May 30, Klaus-Peter Mülle r, chairman of Commerzbank's board of managing directors, was confident that the bank can be put back on a successful course this year. "W e look upon the proposed dividend payment of 10 cents per share as a demonstration of our confidence that we can achieve a turnaround in 2003", said Mr. Müll er to the 3,000 shareholders attending the AGM. At the same time, he expressed his conviction that the stock market as well will reward these efforts in the form of higher share prices.

Commerzbank's priority continues to be strict cost discipline. While the targets of the first cost-cutting offensive were easily exceeded, the second offensive is now being launched, which will mainly affect the bank's head office in Frankfurt as well as its foreign outlets and subsidiaries. By end-2004, 2,000 jobs are to be shed in Germany and 1,100 elsewhere. Savings of altogether 688m euros will be realized in this way and through the reduction of other non-personnel expenses. At the same time, new sources of revenues will be tapped and the bank's business lines will adopt a new strategic orientation.

"Best choice for demanding customers"

The retail banking department already managed to bring about a change of trend in 2002. After an operating loss in 2001, a plus of 53m euros was achieved last year. "B y further raising the level of qualifications of our staff and through innovative products, Commerzbank will become the best choice for demanding customers in Germany", claimed Mr. Mülle r, describing the bank's ambitious goal.

The unsatisfactory result for asset management in 2002 reflected the ongoing process of restructuring and concentration. The business focus is on Germany and several selected European core countries. The bank's Italian asset-management unit will be disposed of in the second quarter of this year. According to Mr. Mülle r, the expected synergy

Commerzbank Aktiengesellschaft
Corporate Communications – Press Relations -
60261 Frankfurt am Main

Tel. (069) 136 - 22830
Fax (069) 136 - 22008
e-mail: pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

effects should lead to satisfactory results again in this business line over the medium term.

In corporate banking, concentration on segments with strong earnings is being stepped up. With its *Mittelstand* credit offensive, for which one billion euros of additional funds was made available in March, the bank intends to expand further in this area. Over the past five years, lending to smaller businesses has increased by 37%. Here the so-called *Hausbank* principle will be very important in the future as well. At the same time, explained Mr. Müller, Commerzbank will concentrate as part of its "major corporates' value offensive" on companies with a sound credit standing and a solid cross-selling profile. The closer meshing of corporate and investment banking will enable the bank to respond better to customers' demands and at the same time to exhaust additional earnings opportunities.

A further measure mentioned by Mr. Müller was European strategy, making it possible to standardize products, terms and conditions, and procedures. All of this, he said, has led to improved margins in lending business.

Press release

For the business editor

May 7, 2003

Commerzbank back in the black in first quarter of 2003

After an encouraging start to the year, the Commerzbank Group was in the black again in the first quarter of 2003. At 172m euros, the operating profit almost reached the level of the same period a year earlier and was thus well above the result for the final quarter of 2002. In view of this development, the bank' s board of managing directors expressed their confidence in the newly published interim report that they can "put Commerzbank back on a successful course".

The management board used the better-than-expected figures to provide in the first quarter for all of the restructuring expenses of 104m euros that are likely to be incurred in 2003 and 2004. These represent the financial burdens arising from the second cost-cutting offensive, presented at end-March, which entails a further 3,100 staff reductions, mainly at head office and selected units outside Germany.

Having already shouldered the restructuring costs, the bank faces the months ahead without a further burden. Even taking into account this extraordinary expense, it achieved a pre-tax profit of 38m euros, representing a substantial improvement on the loss of 417m euros in the previous quarter.

Earnings-oriented growth sought

All the major items of the income statement contributed to the upward trend in the first quarter. The increase in the trading profit to 231m euros was especially striking. Net interest income also showed signs of recovery; the fact that it was lower than a year previously is due to the inclusion in the year-earlier figure of interest income of 110m euros from the former subsidiary Rheinhyp and to the sharp reduction of risk-weighted assets last year.

As the credit programme of an extra billion euros for *Mittelstand* firms reveals, Commerzbank intends to achieve an earnings-oriented growth, especially since its core capital ratio has improved further to 7.4%. The widening of the average interest margin in corporate business to 1.32% will also have a positive impact on interest income; a year earlier, it had been no more than 1.16%.

Commerzbank Aktiengesellschaft
Corporate Communications – Press Relations -
60261 Frankfurt am Main

Tel. (069) 136 - 22830
Fax (069) 136 - 22008
e-mail: pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

Easing on the risk front

More dynamic lending also seems called for since there were perceptible signs of an easing of tension on the risk front in the first quarter. 252m euros was allocated to loan loss provisions; after adjustment for Rheinhyp, this represented 12m euros more than in the previous year. But the provisioning which was actually needed was very much lower. The cushion for possible risks that has thus been created reflects experience that in most cases provisioning increases in the course of the year. As the board of managing directors point out in the interim report, they will examine at mid-year whether the amount budgeted up to now for provisioning is appropriate. The development in the first quarter demonstrates once again that Commerzbank has a well-functioning risk management.

Commerzbank also continues to have its costs well under control. At 1,179m euros, total operating expenses in the first quarter were 15.7% lower than a year previously, declining for the fifth quarter in a row. Consequently, in view of the further staff reductions that have been resolved and the extensive cuts in other operating costs, the goal of curbing costs to below the 5bn euro level this year and to 4.5bn euros in 2004 remains realistic.

Progress in key business lines

The bank's segment reporting shows that in the first quarter Commerzbank made progress not simply overall but also in several of its major business lines. The operating profit in retail banking, for instance, rose from 4m euros a year earlier to 33m euros, its operative return on equity increasing to an estimated 7.2%. The securities area returned to the black after three negative quarters. While group treasury was able to make strong progress and asset management more or less maintained its level, corporate banking and institutions suffered a decline. All in all, the operative return on equity before the amortization of goodwill and restructuring expenses improved slightly in a year-on-year comparison to 6.0%.

Ad hoc release

For the business editor

May 7, 2003

Commerzbank's i nterim report as of March 31, 2003
– operating profit of 172m euros
– marked improvement in trading profit
– risk situation less acute
– costs almost 16% down on year-ago level
– restructuring expenses already fully taken into account

After an encouraging start to the year, with an operating profit of 172m euros, the Commerzbank Group was back in the black again in the first quarter of 2003, almost reaching the level achieved in the first three months of 2002. Both net interest income and net commission income recovered after the weak previous quarter. There was an especially marked improvement in the bank' s trading profit, which rose to 231m euros. Provision for possible loan losses, at 252m euros, was somewhat higher than the amount set aside a year earlier. However, the actual need to provide for possible loan losses was far less pressing as the situation regarding risk has become less acute. The overall result was positively influenced by operating expenses declining for the fifth quarter in a row (1,179m euros).

The bank's management board resolved to make provision in the first quarter for the entire foreseeable restructuring expenses of 104m euros under its second cost-cutting offensive. Even so, a positive result in the form of a pre-tax profit of 38m euros remained.

Commerzbank Aktiengesellschaft
Corporate Communications – Press Relations -
60261 Frankfurt am Main

Tel. (069) 136 - 22830
Fax (069) 136 - 22008
e-mail: pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

Selected items from income statement (in € m):

	1st quarter 2003	1st quarter 2002*)	4th quarter 2002
Net interest income	705	873	678
Provision for possible loan losses	(252)	(254)	(323)
Net commission income	520	575	490
Trading profit	231	313	91
Net result on investments and securities portfolio	105	92	291
Operating expenses	(1,179)	(1,398)	(1,220)
Operating profit	172	181	32
Restructuring expenses	(104)	–	(177)
Pre-tax profit	38	153	(417)
Net profit/loss	3	72	(243)

Minus figures appear in parentheses.

*) Figures for 1st quarter 2002 still include Rheinhyp; on an adjusted basis, net interest income amounts to 763m euros, provision for possible loan losses 240 million euros and operating expenses 1,368 million euros.

The complete interim report is available on the internet at http://www.commerzbank.com/aktionaere/konzern/index.html.

Press Release

For the business editor
March 31, 2003

Commerzbank:

- **Costs down to 4.5bn euros by 2004**
- **One billion euros extra credit for Mittelstand**
- **Retail Banking again in the black**
- **Dividend of 0.10 euro for 2002**
- **Two new Management Board members**

The Chairman of Commerzbank's Board of Managing Directors, Klaus-Peter Müller , presented the results of the "Cost-Offensive-Plus" at today's Supervisory Board meeting. Through this new savings program, with 650 separate items, the costs of the Bank will decrease to less than 5bn euros this year (2002: 5.15bn euros). Next year costs should reach only 4.5bn euros, the same level as in 1999. Compared to the high point reached in 2001, this is the equivalent of lowering costs by almost one-fourth. The Board reacted to the continuing difficulties of banking in Germany with far-reaching cost cuts totalling 688m euros. The savings are split between 381m euros for personnel and 307m euros for other costs. Of that total, around 460m euros in savings will effectively be achieved in 2003.

Cost-Offensive-Plus plan to eliminate 3,100 jobs

- Domestically, especially in the Group Controlling and Group Services departments, another 1,500 reductions are planned. All central staff units are affected, including the Information Technology, other back-office areas and headquarters departments. All cutbacks still have to be reviewed by the Works Council. The Bank plans to open talks immediately with these representatives.

- Overseas branches and subsidiaries will cut another 1,100 jobs.

- 500 additional job cuts are now being negotiated or are already completed, especially in Investment Banking.

- Cutbacks in other expenses will be mainly due to reducing expenditures for Information Technology (by 118m euros), as well as through lower rental, advertising and consulting costs.

Mr. Müller commented on the staff cuts by saying: "It personally hits us very hard that we have to enforce another staff reduction, as behind these numbers are individual hardships. But in light of banking' s rapid structural changes and the continuing drop in demand for financial services, we had no other choice, since this is necessary to secure the remaining positions. However, this time it will hardly be possible – through natural fluctuation, part-time jobs and pre-retirement plans – to continue cutting costs without staff cuts due to the drop in business."

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

Up to now, cost cuts have resulted in 4,300 job losses. After the cutbacks through 2004, the Commerzbank Group will employ around 32,000 personnel; at year-end 2001 it was almost 39,500. "With our Cost-Offensive-Plus we must make ourselves more fit and trim so that we can achieve our goal of getting back into the black this year," said Mr. Mül ler in underlining his prediction for 2003. As reported to the Supervisory Board, business in the first two months was generally positive. Particularly the results from Group Treasury and Investment Banking were clearly better.

New loan initiatives for the Mittelstand and construction

In outlining the Bank's future strategy for the Supervisory Board, Mr. Müller said that, after a strong push to reduce its risk positions last year and the consequently much improved core capital ratio of more than 7.3 percent, Commerzbank now has more flexibility in its lending business. This they plan to use now, which is why the Management Board decided to send a signal with a new lending offensive, providing an additional one billion euros in credits to help support the successful German Mittelstand.

This expansion in Mittelstand credits will also be supported by a lower interest rate loan of 500m euros from the government-owned Kreditanstalt für Wiederaufbau (KfW), and a similar loan of 250m euros from Baden-Wür ttemberg' s L-Bank. Altogether this will mean an additional 1.8bn euros available for loans to the Mittelstand. "This demonstrates that Commerzbank is committed to serving the Mittelstand in Germany," s aid Mr. Müller of the lending plans.

A further initiative was started by Commerzbank at the beginning of March to help support private residential construction. Another loan from KfW valued at 1.5bn euros, fully utilizing the advantages of lower cost refinancing, will be passed on to the Bank' s customers in the form of individual construction loans. " We think this will help us gain additional market share in construction financing, as we can fulfil the wish of everyone to have their own home on especially good terms," said Mr. Mül ler.

Dividend as sign of confidence

At its meeting the Supervisory Board approved the Annual Report for 2002. The 361,000 shareholders of Commerzbank will be recommended a dividend of 0.10 euros per share at the Annual General Meeting scheduled for May 30. The necessary payout of 54.2m euros will come from the net earnings of the Parent Bank. Holders of profit-sharing certificates will be paid in full. The dividend recommendation reflects the Bank' s confidence that 2003 will see a turn for the better.

Details of segment reporting

The final results for 2002 are generally in accordance with the preliminary figures presented at the February 5th press conference. They show the Commerzbank Group reported a net loss of 298m euros last year. The operating result was 192m euros in the black. Total assets at year's end were 422bn euros. Based on these figures, the Bank had a 1.6 percent return-on-equity with a slightly improved cost/income ratio of 77.3 percent.

The segment reporting (see Annual Report pages 120-127) for the first time no longer lists the " Profit contribution from business passed on" for each segment, rather such earnings are split directly. Especially noteworthy is the Retail Banking segment, which, after reporting a loss the previous year, was back in the black with an operating profit of 53m euros. Asset Management reported a slightly positive operating result, however restructuring expenses and the write-off of goodwill resulted in a pre-tax loss of 330m euros. Higher loan-loss provisions negatively affected the results of Corporate Customers and institutions. Yet it still reported the highest profit of all the business lines; its return-on-equity and cost/income ratios were 8.5 percent and 45.9 percent, respectively. The Securities department, including foreign exchange trading, suffered from the downward trend on the stock markets, shown by its operating result being minus 296m euros.

Mr. Teller and Dr. Strutz appointed to Board

The Supervisory Board also appointed two new members to the Board of Managing Directors:

- Nicholas R. Teller (43), previously Regional Board Member responsible for corporate customers in Northern Germany and Scandinavia, joins the board as of April 1. A British citizen, he takes over responsibility for Corporate Customers from Andreas de Maizière, who in the future will be responsible for IT, Operations, Transaction Banking, Branch organization and Personnel.

- Dr. Eric Strutz (38), head of the Corporate Strategy and Corporate Controlling department, will take over as Chief Financial Officer, subject to the approval of the Federal Supervisory Office for Financial Services (BAFin). He succeeds Dr. Axel Frhr. v. Ruedorffer (61), who is retiring following this year' s AGM. Klaus Patig will assume responsibility for implementing the Cost Offensive.

With these appointments the average age of Commerzbank board members decreases appreciably, even while it gains two experienced specialists. " The appointments of Mr. Teller and Dr. Strutz is a clear signal that we are planning long-term, and remain focussed on our goal of returning to solid earnings," said Mr. Müller of the new board members.

NOTE: The complete Annual Report 2002 may be found on the Internet in both German and English under www.commerzbank.de/aktionaere/konzern (in both PDF and an interactive version). A hard copy is being distributed via mail.
The Interim Report with First Quarter 2003 results will be presented on May 7th.

Attachments:

- Balance Sheet 2002
- Profit and Loss Account 2002
- Segment Reporting 2001/2002
- Biography of Nicholas Teller (www.commerzbank.de/konzern/vorstand/teller_n/index.html)
- Biography of Dr. Eric Strutz (www.commerzbank.de/konzern/vorstand/strutz_e/index.html)